


05007092

March 31, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 018/2005**

  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholder for the Year 2005.

  Date: March 31, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



Summary Translation Letter
To the Stock Exchange of Thailand
March 31, 2005

SSA-CP 018/2005

March 31, 2005

Subject: Notification of the Resolutions of the Annual General Meeting of Shareholder for the Year 2005.

To: The President

The Stock Exchange of Thailand

Attachments Details of the Program Regarding the Issuance and Offering for Sale of the Warrants to Purchase Ordinary Shares of the Company (ESOP) No. 4

As Shin Satellite Public Company Limited (the "Company") has convened the Annual General Meeting of Shareholder for the year 2005 on March 31, 2005 at the Auditorium, 9th floor, Shinawatra Tower 3, No. 1010 Viphavadee Rangsit Road, Chatuchak, Bangkok, the Company wishes to inform you of the resolutions of the Annual General Meeting of Shareholder for the year 2005 as follows:

1. RESOLVED THAT the Minutes of the Annual General Meeting of Shareholder for the year 2005 held on April 22, 2004 be certified.

2. RESOLVED THAT the report on the Company's operating results for the fiscal year 2004 prepared by the Board of Directors be certified and THAT the balance sheets, profit and lost statement, and cash flow statements of the year 2004 ending December 31, 2004 be approved.

3. RESOLVED THAT the allocation of net profits for legal reserve in the amount of Baht 42.81 million be approved and THAT there will be no dividends payment to shareholders for the fiscal year 2004.

4. RESOLVED THAT the appointment of 4 auditors from PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the fiscal year 2005 be approved as follows:

1.	Mr. Prasan chuapanic	Certified Public Accountant License No. 3051
2	Miss Nangnoi Charoenthavesub	Certified Public Accountant License No. 3044
3.	Mrs. Suwanee Puripunyo	Certified Public Accountant License No. 3371
4.	Mr. Prasit Yergsrikol	Certified Public Accountant License No. 4174

In this regard, any of the aforementioned auditors shall examine and give recommendations to the Company's financial statement and THAT the fees for quarter and annual auditing in fiscal year 2005 be fixed at Baht 2.29 million.



Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND

5. RESOLVED THAT the appointment of directors in replacement of those retired by rotation, and the determination of the authorized signatories be approved as per the following details:

5.1 The directors retired by rotation are:
- Mr. Dumrong Kasemset (Ph.D.)
- Mrs. Charintorn Vongspootorn
- Ms. Chirapa Chitraswang (Directors nominated by the MICT under the Concession Agreement)

5.2 The directors elected to replace the directors retired by rotation are:
- Mr. Dumrong Kasemset (Ph.D.)
- Mrs. Charintorn Vongspootorn
- Mr. Kraisorn Pornsuthee (MICT nominated Mr. Kraisorn Pornsuthee to the Board of Directors with effect from March 28, 2005)

5.3 The members of the Board of Directors will consist of:

- Mr. Paron Israsena Na Ayudhaya	Chairman of the Board of Director
- Mr. Hiran Radeesri	Chairman of the Audit Committee
- Mrs.Nillaya Malakul Na Ayudhaya	Member of the Audit Committee
- Mrs.Charintorn Vongspootorn	Member of the Audit Committee
- Mr. Krisorn Pornsutee	Director
- Mr. Boonklee Plangsiri	Director
- Mr. Dumrong Kasemset (Ph.D.)	Director
- Mrs.Siripen Sitasuwan	Director
- Ms. Nongluck Phinainitisart (Ph.D.)	Director

5.4 The authorized signatories are as follows:
"Mr. Boonklee Plangsiri, Mr. Dumrong Kasemset, Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

5.5 The directors' remuneration for 2005 approved by the Remuneration Committee is up to Baht 6 million. The remuneration consists of salary, bonus, welfare, provident fund and meeting allowance.

1. The allowance for Board meeting is Baht 25,000 each to the independent directors or outside directors of the Company only.

2. The independent directors or outside directors who simultaneously act as members of any sub-committees of the Board shall also receive another Baht 25,000 except in the case of independent directors who act as the chairman of any Committee, who shall be paid Baht 30,000 for attending a sub-committee meeting.

6. Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant IV).

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The Company has

issued and offered ESOP for the first, the second and the third issuances in 2002, 2003 and 2004 respectively.

For the fourth issuance (Grant IV), the Board of Directors has resolved to approve the issuance and offering of warrants of 7,562,100 units to directors and employees of the Company, equivalent to 0.86 percent of the total paid-up capital of the Company, to reserve for the exercise of the warrants. The detail of the terms and conditions is shown in **Attachment 1.**

The Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including to seek approvals from the relevant authorities and perform any other necessary actions related to the issuance of the warrants.

7. RESOLVED THAT the allocation of warrants to purchase ordinary shares of the Company No. 4 to the following directors and employees of the Company who are entitled to receive such allocation of warrants at the rate exceeding 5 percent of the total warrants issued, which has been approved by the Remuneration Committee, be approved as follows:

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Dr. Dumrong Kasemset	929,900	12.30
2. Mr. Paiboon Panuwattanawong	900,000	11.90
3. Dr. Nongluck Phinainitisart	500,000	6.61
4. Mr. Yongsit Rojsrivichaikul	440,000	5.82
5. Mr. Makin Petplai	400,000	5.29
6. Mr. Atip Rittaporn	400,000	5.29

8. RESOLVED THAT the decrease the Company's capital by way of elimination of registered, but not yet sold, shares to the amount of 208,000,000 shares at the par value of Baht 5 per share so that the remaining capital of the Company be 905,694,400 shares, amounting to Baht 4,528,472,000 of the registered capital, be approved.

   In order to comply with the laws, the registered capital of the Company is required to be reduced before the registered capital can be increased later on.

9. RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the decrease of the Company's capital be approved, which would be amended to read as follows:

   "Clause 4.

the registered capital	4,528,472,000 Baht
divided into	905,694,400 Shares
at par value per shares of	5 Baht
Consisting of ordinary shares of:	905,694,400 Shares
and	
Preferred shares of:	- Shares

10. RESOLVED THAT the increase of the Company's capital from Baht 4,528,472,000 to Baht 5,606,282,500 by way of issuing 215,562,100 newly issued ordinary shares at the par value per share of Baht 5, totaling Baht 1,077,810,500 be approved.

11. RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the increase of the Company's capital be approved, which would be amended to read as follows:

"Clause 4.

the registered capital	5,606,282,500 Baht
divided into	1,121,256,500 Shares
at par value per shares of	5 Baht
Consisting of ordinary shares of:	1,121,256,500 Shares
and	
Preferred shares of:	- Shares

12. RESOLVED THAT the allocation of newly issued ordinary shares to the number of 215,562,100 shares at the par value per share of Baht 5 (Five Baht) be approved as per the following details:

    12.1 no more than 208,000,000 newly issued ordinary shares will be offered to public in accordance with the resolution of the AGM for the year 2004.

    12.2 7,562,100 newly issued ordinary shares will be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP No. 4.

    whereby the Board of Directors or Executive Committee or any other person(s) designated by the Board shall have power to consider the number, price, duration for subscription, procedures, details of public offering and any other details in relation to the issuance and offer for sale of such shares including to request any approval from the relevant authorities. In light of this, the Board of Directors has appointed SCB Securities Company Limited as the Company's financial advisor in relation to this issuance and offer for sale of the newly issued shares for capital increase;

Attachment 1

- Translation -

Shin Satellite Public Company Limited

Details of the program regarding the issuance and offering for sale of the warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan ESOP) No. 4

1. **Objectives and Necessities of Offering Securities to Directors and Employees of the Company**

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company by having them dedicated their hard and soul to the Company by hard working, as well as retaining them with the Company. The overall program consists of 5 years consecutive plans and the terms of warrants issued each year shall not exceed 5 years from the date of issuance and offering for sale. The warrants to be issued for each year shall have similar details and descriptions as well as the rights and conditions thereof.

The first warrants issued and offered in year 2002 were in the number of 8,000,000 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 8,000,000 ordinary shares (at par value of Baht 10), equivalent to 1.83 % of all paid-up capital of the Company.

The second warrants issued and offered in year 2003 were in the number of 4,400,100 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 4,400,100 ordinary shares (at par value of Baht 10), equivalent to 1.01 % of all paid-up capital of the Company.

The third warrants issued and offered in year 2004 were in the number of 5,894,200 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 5,894,200 ordinary shares (at par value of Baht 5), equivalent to 0.67 % of all paid-up capital of the Company.

The forth warrants to be issued at this time in this year, will be, according to ESOP, in the number of 7,562,100 units at the par value per share of Baht 5, whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 7,562,100 ordinary shares at par value of Baht 5, equivalent to 0.86% of all paid-up capital of the Company. In this regard, the total number of the ordinary shares being allocated to serve the exercise of right under the warrants is equivalent to 4.36 percent of all paid-up capital of the Company.

The details of warrants for the Program in this forth year, which will be proposed to the shareholders' meeting for their consideration, appear below. In addition, upon the exercise of right under such warrants, the Company expects to use the proceeds as the Company's working capital.

2. Preliminary Details of the Warrants Issued on This Occasion

Type of Warrants	Warrants to purchase the Company's ordinary shares, in the type of non-transferable and specified name of the holder, unless in case of hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as the **"warrant"**)
Total Number of Warrants to be Offered	7,562,100 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the Office of SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	7,562,100 shares (at the par value of Baht 5), equivalent to 0.86 percent of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting, 18.14 Baht per share.
Issuing and Offering Date	The Executive Committee will set the issuing and offering date.
Exercise Period	The Company's directors and employees may exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors and employees are entitled to exercise no more than one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.

Second Year — Directors and employees are entitled to exercise another one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

	In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.
Third Year	Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.
Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principles and Conditions for the Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 09.00 hour and 16.00 hour within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 09.00 hour and 16.00 hour of the last business day of every month. In case of the last exercise of right, the exercise date shall be within 5 business days prior to the date such warrants expire.

3.3 Qualifications of Directors and Employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and Employees of the Company

3.4.1 If any director or employee of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or employee, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director or employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee , as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or employee resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and term of warrants is expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and Employees

-None-

3.7 Right Adjustment The Company may have to reserve additional ordinary shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase ordinary shares, occur.

Should there be any right adjustment which requires the allocation of additional reserved shares in excess of the number of share allocated to serve that particular adjustment, the Company shall have to propose to the next shareholders' meeting to approve the allocation of additionally reserved shares. In the event that the term of warrants remaining is less than the period of where the next shareholders' meeting will be conducted, the Company shall promptly propose to the shareholders' meeting prior to the date the warrants expire.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and Employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted and the price of which is close to the market price; therefore, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case warrants are exercised by all directors and employees as calculated from the presently paid-up capital:

Number of the total issued shares	=	877,193,600 shares (at a par value of Baht 5 each)
Number of all shares from exercise of warrant	=	7,562,100 shares (at a par value of Baht 5 each)
Total number of shares after exercise	=	884,755,700 shares (at a par value of Baht 5 each)
Ratio of the existing shareholders after exercise	=	99.14 percent exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and Employees at the Rate not Exceeding 5 Percent of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	=	877,193,600 shares (at a par value of Baht 5 each)
Number of reserved shares for the exercise of warrant allocated to directors and employees	=	7,562,100 shares (at a par value of Baht 5 each)
Ratio of reserved shares to total issued shares	=	0.86 percent of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) Entitled to Receive Warrants and Employees Entitled to Receive Warrants at the Rate Exceeding 5 Percent of the Warrant to Be Issued and Offered for Sale

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	929,900	12.30
2. Mr. Paiboon Panuwattanawong President IPSTAR Operation and Director of subsidiary company	900,000	11.90
3. Dr. Nongluck Phinainitisart Director and the Executive Committee	500,000	6.62
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	440,000	5.82
5. Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China & China	400,000	5.29
6. Mr. Atip Rittaporn Vice President – Lao Telecom	400,000	5.29
7. Mr. Tanadit Charoenchan Vice President – Finance & Accounting	250,000	3.31
8. Mr. Avudh Ploysongsang Vice President – Business Development	140,800	1.86
9. Mr. Kamonmit Vudhijumnong Vice president – Legal	105,900	1.40
10. Mr. Komsan Serepapong Director of Subsidiary	70,000	0.93
11. Mr. Jiroj Srinamwong Director of Subsidiary	70,000	0.93

Note: The number of warrants to be issued and offered for sale will be 7,562,100 units.

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall be

approved by the shareholders' meeting with the votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 percent of all votes of shareholders attending the meeting.

In case of issuance and offering for sale of warrants to any director, or employee at the rate exceeding five percent of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the shareholders' meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 percent of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five Percent of All Warrants

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	929,900	12.30
Number of times such director attending and not attending the meetings in previous year in Shin Satellite Public Company Limited: number of meetings = 5; attending = 5, not attending –		
2. Mr. Paiboon Panuwattanawong President – IPSTAR Operation and Director of subsidiary company	900,000	11.90
3. Dr. Nongluck Phinainitisart Director and the Executive Committee	500,000	6.61
Number of times such director attending and not attending the meetings in previous year in Shin Satellite Public Company Limited: number of meetings = 5; attending = 5, not attending –		
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	440,000	5.82
5. Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China & China	400,000	5.29
6. Mr. Atip Rittaporn Vice President – Lao Telecom	400,000	5.29

Opinion of the Board of Directors and the Remuneration Committee

Detail of Opinion of the Remuneration Committee for ESOP program as presented in the below

In this respect, since the total number of warrants to be issued and offered for sale will be 7,562,100 units and the exercise price will be determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted, the persons mentioned in Clause 7.1 - 7.6, therefore, will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

(Translation)

Opinion of the SSA Remuneration Committee

February 11, 2005

To : Board of Directors of Shin Satellite Public Company Limited

Whereas the Board of Directors Meeting of Shin Satellite Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Paron Isarasena Na Ayudhaya as the Chairman of the Compensation Committee, Mr. Boonklee Plangsiri and Mrs. Charintorn Vongspootorn as members of the Compensation Committee to approve the names of directors, employees of the Company and subsidiaries who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees.

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Shin Satellite Public Company Limited and subsidiaries respectively, totally 6 (six) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Dumrong Kasemset (Ph.D.)	929,900	12.30
2. Mr. Paiboon Panuwattanawong	900,000	11.90
3. Ms. Nongluck Phinainitisart (Ph.D.)	500,000	6.61
4. Mr. Yongsit Rojsrivichaikul	440,000	5.82
5. Mr. Makin Petplai	400,000	5.29
6. Mr. Atip Rittaporn	400,000	5.29

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above six directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Please be informed accordingly.

Sincerely yours,

(Mr. Paron Isarasena Na Ayudhaya)
Chairman of the Remuneration Committee for the ESOP Program
Shin Satellite Public Company Limited